Mail Room 4561

September 12, 2006

James M. Powers, Jr.
Chairman of the Board, President and
Chief Executive Officer
iLinc Communications, Inc.
2999 North 44th Street, Suite 650
Phoenix, Arizona 85018

Re: iLinc Communications, Inc.
Amendment No. 1 to Form S-3
Filed on August 21, 2006
File No. 333-135623

Dear Mr. Powers:

We have reviewed your responses and have the following comments.

General

1. Please note that pursuant to Section 310 of Regulation S-T, your next amendment and any other amended filings must be marked to identify paragraphs where changes were made and filed on EDGAR. In addition to this marking required by the EDGAR rules, you may wish to provide us with marked hard copies of the amendment to expedite our review.

Selling Shareholders

2. Please refer to prior comment 1 of our letter dated July 26, 2006. We note your revision identifying Herald Investment Management Limited as the entity that exercises sole voting and/or dispositive powers over Herald Investment Trust PLC. Please identify the natural person or persons who have voting or investment control over Herald Investment Trust PLC. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1997 version of the telephone interpretations manual.

Undertakings

3. We note that whereas your response letter indicates that you intend to provide the Item 512(a)(5)(ii) undertaking, which relates to Rule 430C, the undertaking provided in the

registration statement is the Item 512(a)(5)(i) undertaking, which relates to Rule 430B. It does not appear that you are relying on Rule 430B. Consistent with your response, please revise to provide the language of the undertaking specified by Item 512(a)(5)(ii) of Regulation S-K.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3642. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (214) 661-6606
        James S. Ryan, Esq.
        Jackson Walker LLP